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                               January 27, 2021

       William Cai
       Partner
       Wilshire Phoenix Funds LLC
       2 Park Avenue, 20th Floor
       New York, NY 10016

                                                        Re: Wilshire wShares
Enhanced Gold Trust
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 18,
2020
                                                            Response Letter
dated January 11, 2021
                                                            File No. 333-235913

       Dear Mr. Cai:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

       Response Letter dated January 11, 2021

       Description of the Index, page 41

   1. We note your response to our prior comment 2. Please revise to disclose how the realized volatility of the LBMA
Gold Price PM and the S&P 500   Index are calculated and, if
                                                        applicable, where such
realized volatility data may be publicly available, and whether there are any limits or
risks to using publicly available realized volatility data. Please also tell us the extent to
which investors should expect the actual realized volatility percentages to fall outside the
range of outcomes covered by the hypothetical weighting matrix for the
                                                        Physical Gold Component
and the impact on outcomes if they do so, and revise your
                                                        prospectus as
appropriate.
 William Cai
Wilshire Phoenix Funds LLC
January 27, 2021
Page 2

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-
3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



FirstName LastNameWilliam Cai                               Sincerely,
Comapany NameWilshire Phoenix Funds LLC
                                                            Division of
Corporation Finance
January 27, 2021 Page 2                                     Office of Finance
FirstName LastName